Mail Stop 4720   June 29, 2010

Dr. Jeffrey Stein
President and Chief Executive Officer
Trius Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, California 92121

      Re: Trius Therapeutics, Inc.
              Registration Statement on Form S-1
              Amendment no. 5 filed June 16, 2010
              File No. 333-162945

Dear Dr. Stein:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
The Offering, page 7

1. We note the discussion in the last paragraph of this section. Please expand the discussion to provide your best estimate as to the aggregate number of shares that may be purchased in the offering by your existing shareholders. If any of these existing shareholders are principal stockholders, they should also provide their best estimate of the maximum number of shares they may purchase, respectively.

Business
Our Planned Phase 3 Clinical Trial for Torezolid Phospate, page 79

> 2. We note the reference to non-inferiority trials and an assessment of superiority contained in the last paragraph on page 80. Please expand the discussion to define a non-inferiority trial and to explain how the non-inferiority trials and the superiority assessment of the Phase 3 trial relates to the SPA and will relate to the FDA's consideration of any NDA.

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Daniel Greenspan, Special Counsel, at (202) 551-3623, or me at (202) 551-3715 with any other questions.

            Sincerely,

            Jeffrey Riedler
            Assistant Director

cc: M. Wainwright Fishburn, Jr., Esq.
       Cooley Godward Kronish LLP
       4401 Eastgate Mall
       San Diego, California 92121

       Patrick A. Pohlen, Esq.
       Latham & Watkins LLP
       12636 High Bluff Drive, Suite 400
       San Diego, California 92130